

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 18, 2009

<u>via U.S. mail and facsimile</u>

John M. Dionisio, Chief Executive Officer
AECOM Technology Corp
555 South Flower Street, Suite 3700
Los Angeles, California 90071

      RE: AECOM Technology Corp
              Form 10-K/A for the Fiscal Year Ended September 30, 2008
              Filed January 23, 2009
              Proxy Statement
              Filed January 23, 2008
              File No. 000-52423

Dear Mr. Dionisio:

      We have completed our review of your Form 10-K/A and related filings and have no further comments at this time.

              Sincerely,

              Terence O'Brien
              Accounting Branch Chief